The Fund held its annual meeting of shareholders on December 19, 2011. Common/Preferred shareholders voted as indicated below:

                                     Affirmative        Withheld Authority
Election of Bradford K. Gallagher
Class III to serve until 2014        54,418,572         2,224,053

Election of Deborah A. DeCotis
Class II to serve until 2013         54,448,340         2,194,285

Re-election of John C. Maney++
Class III to serve until 2014        54,764,443         1,878,182

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson+, Hans W. Kertess+,
William B. Ogden, IV and Alan Rappaport continued to serve as
Trustees of the Fund.

+ Preferred Shares Trustee
++ Interested Trustee